UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Translation of registrant's name into English)

1330 - 200 Granville Street

Vancouver, British Columbia, V6C 1S4, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER MINING LIMITED

Alan Hair

Interim CEO

Date: April 26, 2022

EXHIBIT INDEX

Exhibits 99.1, 99.2, 99.3 and 99.4 to this report on Form 6-K furnished to the SEC are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Great Panther Mining Limited (File No. 333-258604), as amended and supplemented, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	News Release dated April 26, 2022
99.2	Consent of Nicholas Winer, B.Sc. Hons, FAusIMM
99.3	Consent of Fernando A. Cornejo, M.Eng., P.Eng.
99.4	Consent of Carlos Pires, Chartered Professional, Fellow AusIMM (CP)